1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

January 31, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,027

Dear Ms. Cole:

This letter responds to your comment with respect to post-effective amendment (“PEA”) number 1,027 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Treasury Floating Rate Bond ETF (the “Fund”), a series of the Trust.

The comment was provided in a telephone conversation on January 30, 2014. For your convenience, your comment is summarized below and is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The response below has been provided to us by officers of the Trust.

Comment 1: Please explain how the Fund will allocate its investments among the securities, particularly during the initial period of the Fund’s operations when there will be a limited number of securities.

Response: As noted in the Fund’s disclosure, the Underlying Index is market capitalization-weighted.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Joel Whipple

Michael Gung